Delisting Determination,The Nasdaq Stock Market, LLC,
June 14, 2012, Qiao Xing Universal Resources, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Qiao Xing Universal Resources, Inc. (the Company), effective at the opening of the trading session on June 25, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5101.
The Company was notified of the Staffs determination on May 1, 2012. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on May 10, 2012.